UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

     Panavision Inc.

(Name of issuer)

     Common Shares, par value $.01 per share

(Title of class of securities)

                       69830E209

(CUSIP number)

Barry F. Schwartz, Esq.

MacAndrews & Forbes Holdings Inc.

35 East 62nd Street

New York, New York 10021

                   (212) 572-8600

(Name, address and telephone number of person

authorized to receive notices and communications)

           March 30, 2006

(Date of event which requires

filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69830E209	13D	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,131,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,131,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,131,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 69830E209	13D	Page 3 of 6 Pages
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PX Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,931,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,931,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,931,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON CO

This Statement amends and supplements the Statement on Schedule 13D, dated December 9, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated April 1, 2003, Amendment No. 2 to the Schedule 13D, dated January 21, 2004, Amendment No. 3 to the Schedule 13D, dated May 18, 2004, and Amendment No. 4 to the Schedule 13D, dated November 16, 2004, filed by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("M&F"), the sole shareholder of which is Ronald O. Perelman, and PX Holding Corporation, a Delaware corporation ("PX Holding") and an indirect wholly owned subsidiary of M&F, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended by adding the following:

All of the outstanding common stock of PX Holding is owned by PXF LLC ("PXF"), a Delaware limited liability company and a direct wholly owned subsidiary of M&F. PXF is a holding company. The business address of PXF is 35 East 62nd Street, New York, New York 10021.

To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor any of the persons listed on Schedule I or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

(a) - (b) As of March 22, 2006, based upon information obtained from the Company, there were 39,380,729 outstanding shares of Common Stock. PX Holding has beneficial ownership of 37,931,035 shares of Common Stock, representing approximately 96.3% of the Common Stock outstanding. PXF may be deemed to share beneficial ownership of such 37,931,035 shares of Common Stock by virtue of its ownership of 100% of the common stock of PX Holding. M&F may be deemed to share beneficial ownership of such 37,931,035 shares of Common Stock and the 200,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (for an aggregate of 38,131,035 shares of Common Stock, representing approximately 96.3% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission) by virtue of its indirect ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of M&F's common stock. Howard Gittis, Director and Vice Chairman of M&F, has beneficial ownership of 130,215 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding.

In addition, PX Holding has beneficial ownership of 49,792 shares of Series F Cumulative Pay-In-Kind Mandatorily Redeemable Preferred Stock, par value $.01 per share (the "Series F Preferred Stock"), of the Company, which are non-voting. PXF may be deemed to share beneficial ownership of such 49,792 shares of Series F Preferred Stock by virtue of its ownership of 100% of the common stock of PX Holding. M&F may be deemed to share beneficial ownership of the 49,792 shares of Series F Preferred Stock, by virtue of its indirect ownership of 100% of the common stock of PX Holding. The shares of Series F Preferred Stock held by PX Holding were acquired on March 30, 2006 pursuant to the Preferred Stock Transactions (as described below in Item 6), and were pledged to a third party in connection with a financing arrangement of an affiliate of PX Holding.

(c) Other than as described in this Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

On March 30, 2006, PX Holding entered into a Letter Agreement (the “Letter Agreement”) with the Company, pursuant to which the Company (i) paid to PX Holding an aggregate of $16,022,608 in cash and (ii) issued to PX Holding 49,792 shares of Series F Preferred Stock, collectively in exchange for the retirement of all amounts due and owing (as of March 30, 2006, being $65,814,608 (which amount includes $64,792,000 of principal and $1,022,608 of accrued and unpaid interest)) by the Company to PX Holding under, and the termination of, the Senior Subordinated Term Loan Agreement, dated as of December 1, 2005, between the Company and PX Holding (the transactions contemplated by the Letter Agreement are collectively referred to as the "Preferred Stock Transactions").

The Series F Preferred Stock has the powers, preferences and rights set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series F Preferred Stock (the "Series F Certificate of Designations") filed by the Company with the Secretary of State of the State of Delaware on March 30, 2006.

A copy of the Letter Agreement is attached hereto as Exhibit 1-8 and a copy of the Series F Certificate of Designations is attached hereto as Exhibit 1-9. The descriptions of the Letter Agreement and the Series F Certificate of Designations are qualified in their entirety by reference to the Letter Agreement and the Series F Certificate of Designations, respectively.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1-8

Letter Agreement, dated as of March 30, 2006, by and between PX Holding Corporation and Panavision Inc. (incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2006)

Exhibit 1-9

Certificate of the Designations, Powers, Preferences and Rights of Series F Cumulative Pay-In-Kind Mandatorily Redeemable Preferred Stock of Panavision Inc. (incorporated herein by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2006)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 31, 2006

MacAndrews & Forbes Holdings Inc.
PX Holding Corporation

By: /s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President and
General Counsel

EXHIBIT INDEX

Exhibit	Description
Exhibit 1-8

Letter Agreement, dated as of March 30, 2006, by and between PX Holding Corporation and Panavision Inc. (incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2006)

Exhibit 1-9

Certificate of the Designations, Powers, Preferences and Rights of Series F Cumulative Pay-In-Kind Mandatorily Redeemable Preferred Stock of Panavision Inc. (incorporated herein by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2006)